SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 0-19969

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Arkansas Best 401(k) Savings Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Arkansas Best Corporation

3801 Old Greenwood Road
Fort Smith, Arkansas 72903

Arkansas Best 401(k) Savings Plan

EIN 71-0673405 PN 002

Accountants’ Report and Financial Statements

December 31, 2004 and 2003

Arkansas Best 401(k) Savings Plan
December 31, 2004 and 2003

Report of Independent Registered Accounting Firm

Audit Committee of the Board of Directors
Arkansas Best Corporation
Arkansas Best 401(k) Savings Plan
Fort Smith, Arkansas

We have audited the accompanying statements of net assets available for benefits of Arkansas Best 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Arkansas Best 401(k) Savings Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, llp

Fort Smith, Arkansas
May 13, 2005

Federal Employer Identification Number: 44-0160260

Arkansas Best 401(k) Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003

Investments
Mutual funds	$173,213,569	$148,529,032
Common stock of Arkansas Best Corporation	13,534,474	12,859,697
Other common stocks	6,422,142	5,381,991
Preferred stocks	5,778	7,108
Participant loans	3,665,595	3,582,896

	196,841,558	170,360,724

Receivables
Employers’ contributions	486,103	421,627
Participants’ contributions	33,004	725,552
Other	51,444	51,664

	570,551	1,198,843

Net Assets Available for Benefits	$197,412,109	$171,559,567

Arkansas Best 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003

	2004	2003
Investment Income
Net appreciation in fair value of investments	$20,057,153	$29,463,430
Interest and dividends	856,966	668,666

Net investment income	20,914,119	30,132,096

Contributions
Employers	3,771,064	3,513,212
Participants	12,516,959	11,391,765

	16,288,023	14,904,977

Total additions	37,202,142	45,037,073

Deductions
Benefits paid directly to participants	11,279,171	9,431,630
Administrative expenses	41,077	38,632

Total deductions	11,320,248	9,470,262

Net Increase Prior to Transfer	25,881,894	35,566,811

Transfer of Assets to Other Plans	(29,352)	(74,937)

Net Increase	25,852,542	35,491,874

Net Assets Available for Benefits, Beginning of Year	171,559,567	136,067,693

Net Assets Available for Benefits, End of Year	$197,412,109	$171,559,567

Arkansas Best 401(k) Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 1: Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the plan administrator.

General

The Plan is a defined contribution plan which covers eligible employees of Arkansas Best Corporation and certain of its subsidiaries: ABF Freight System, Inc., ABF Cartage, Inc., Data-Tronics Corp., FleetNet America, LLC, and Land-Marine Cargo, Inc. (collectively, the “Company”).

The Plan covers substantially all regular full-time employees of the Company, except for employees of a collective bargaining unit, casual employees (defined as part-time employees who work less than thirty hours per week) who have not completed certain levels of service, and leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, Participants may contribute up to 50% of their pre-tax compensation as defined in the Plan document. Contributions are subject to certain limitations. Certain participating companies provide company matching contributions. Each participating company may make an addition to the company matching contributions to encourage participation in the Plan. In addition to the company matching contributions, each participating company may make an additional annual contribution at the discretion of each participating company’s Board of Directors. For the years ended December 31, 2004 and 2003, no additional contributions were made.

For the years ended December 31, 2004 and 2003, the Plan allowed participant and Company matching contributions as outlined in the following table:

	Participant	Company Matching
Participating Company	Contribution	Contribution

Arkansas Best Corporation	1% to 50%	50% of the first 6%

Data-Tronics Corp.	1% to 50%	50% of the first 6%

ABF Cartage, Inc.	1% to 50%	50% of the first 6%

ABF Freight Systems, Inc.	1% to 50%	50% of the first 6%

Land-Marine Cargo, Inc.	1% to 50%	50% of the first 6%

FleetNet America, LLC	1% to 50%	No Match

Arkansas Best 401(k) Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Participants direct the investment of their contributions as well as the Company’s contribution into various investment options offered by the Plan. The Plan currently offers 18 mutual funds, Arkansas Best Corporation common stock and BrokerageLink self-directed accounts as investment options for participants. The Plan’s investment committee has the option to amend the choice of investment options from time to time.

Effective January 31, 2005, the Plan’s investment committee has limited a participant’s investment in each of the following investments to 25% of their account balance — the Common Stock of Arkansas Best Corporation and the Brokerage Link Self-Directed Investment account.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Company’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. If a participant was employed after December 31, 2001, then the participant is fully vested after 3 years of continuous service. If the participant was not employed after December 31, 2001, then the participant is fully vested after 5 years. The nonvested balance is forfeited upon termination of service. Forfeitures are used to reduce future matching contributions. Employer contributions were reduced in 2004 and 2003 by $26,000 and $24,567, respectively, from forfeited nonvested accounts.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the vested balance of the account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum calculated as the lesser of 50% of the participants vested account balance or $50,000 reduced by the participant’s highest loan balance in the preceding twelve-month period. The loans are secured by the balance in the participant’s account and bear interest at a rate of 8%, which is commensurate with local prevailing rates as determined by the plan administrator.

Arkansas Best 401(k) Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Administrative Expenses

All investment-related administrative charges are paid by the Plan as provided in the Plan document. All audit, legal and consulting fees incurred by the Plan are paid by the Company.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Plan Tax Status

The Plan obtained its latest determination letter on August 20, 2004, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Arkansas Best 401(k) Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Note 3: Investments

The Plan’s investments are held by Fidelity Management Trust Company. The following table presents the Plan’s investments. Investments that represent 5% or more of total plan assets are separately identified.

	2004	2003

Investments at Fair Value as Determined by Quoted Market Price
Mutual Funds
Fidelity Spartan U.S. Equity Index Fund	$42,249,012	$10,943,170
Dodge and Cox Stock Fund	23,802,150	3,582,351
Fidelity Retirement Money Market Portfolio	22,042,229	20,888,688
Fidelity Capital Appreciation Fund	21,230,769	13,559,987
Fidelity Freedom 2010 Fund	17,165,151	15,859,297
Fidelity Low-Priced Stock Fund	13,687,114	6,976,291
PIMCO Total Return ADM Fund	10,061,253	8,544,403
Fidelity Magellan Fund	—	50,812,438
Other Mutual Funds	22,975,891	17,362,407

Common Stocks
Common Stock of Arkansas Best Corporation	13,534,474	12,859,697
Other	6,422,142	5,381,991

Preferred Stocks
Other	5,778	7,108

	193,175,963	166,777,828
Investments at Estimated Fair Value
Participant Loans	3,665,595	3,582,896

Total investments	$196,841,558	$170,360,724

During the years ended 2004 and 2003, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $ 20,057,153 and $29,463,430, respectively, as follows:

	2004	2003

Investments at Fair Value as Determined by Quoted Market Price
Common stocks	$5,097,514	$4,707,891
Mutual Funds	14,959,639	24,755,539

Net appreciation in fair value	$20,057,153	$29,463,430

Arkansas Best 401(k) Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Interest and dividends realized on the Plan’s investments for the years ended 2004 and 2003, were $856,966 and $668,666, respectively.

In 2004, the Plan’s investment committee eliminated the Fidelity Magellan Fund as an investment option in the Plan. Effective March 31, 2004, no new contributions were allowed to be invested in the Fidelity Magellan Fund. Instead, they were invested in the Spartan U. S. Equity Index Fund unless another available investment option was selected by the participants. Effective July 1, 2004, all remaining investment balances in the Fidelity Magellan fund were transferred into the Spartan U. S. Equity Index Fund unless transferred to another available investment option by the participants.

Note 4: Life Insurance Policies

Insurance policies that were purchased under a prior option of the Plan continue to exist; however, new investments in individual or group policies are not allowed. Plan participants as of July 1, 1987, who invested in the insurance option, continue to pay premiums and receive benefits in accordance with the previously existing provisions of the Plan.

The Plan does not record any assets or liabilities in connection with the previous life insurance option. The Plan purchases individual life insurance contracts on behalf of the participant when contributions are made, with the participant’s account as beneficiary. The Plan itself has no liability to pay any death benefits because the insurance company assumes this liability upon issuance of the policies.

Upon the death of the insured, the death benefits received by the Plan from the insurance company are credited to the participant’s account or paid directly to the beneficiary. The Plan cannot purchase or terminate life insurance for a participant without that participant’s consent. Any cash surrender value received by the Plan upon termination of a life insurance policy is credited to the participant account for active participants or paid directly to terminated participants.

Note 5: Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Transaction processing and account administration fees paid by the Plan to Fidelity Investments for 2004 and 2003 were $41,077 and $38,632, respectively.

Supplemental Schedule

Arkansas Best 401(k) Savings Plan
EIN 71-0673405 PN 002

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)
December 31, 2004

Identity of Issuer	Description of Investment	Current Value

Mutual Funds
* Fidelity Management Trust Company	Spartan U.S. Equity Index Fund, 985,745 shares	$42,249,012

Dodge & Cox Funds	Dodge & Cox Stock Fund, 182,784 shares	23,802,150

* Fidelity Management Trust Company	Retirement Money Market Portfolio, 22,042,229 shares	22,042,229

* Fidelity Management Trust Company	Capital Appreciation Fund, 815,627 shares	21,230,769

* Fidelity Management Trust Company	Fidelity Freedom 2010 Fund, 1,260,290 shares	17,165,151

* Fidelity Management Trust Company	Fidelity Low-Priced Stock Fund, 340,053 shares	13,687,114

Pacific Investment Management Company	PIMCO Total Return ADM Fund , 942,948 shares	10,061,253

* Fidelity Management Trust Company	Fidelity Freedom 2020 Fund, 347,472 shares	4,850,704

* Fidelity Management Trust Company	Fidelity US Bond Index Fund, 277,150 shares	3,087,451

American Advantage Investment Services	American Advantage Intl Equity Fund, 139,807 shares	2,811,524

* Fidelity Management Trust Company	Fidelity Freedom 2030 Fund, 148,328 shares	2,088,465

* Fidelity Management Trust Company	Spartan Extended Market Index Fund, 53,707 shares	1,717,558

* Fidelity Management Trust Company	Fidelity Freedom 2040 Fund, 197,063 shares	1,629,714

* Fidelity Management Trust Company	Spartan International Index Fund, 31,022 shares	993,340

* Fidelity Management Trust Company	Fidelity Freedom 2000 Fund, 63,850 shares	771,313

CRM, LLC	CRM Small Cap Value Fund, 23,634 shares	640,251

* Fidelity Management Trust Company	Fidelity Freedom Income Fund, 32,145 shares	362,269

Common Stock
* Arkansas Best Corporation	301,503 shares	13,534,474

BrokerageLink Self-Directed Accounts
* Fidelity Brokerage Services, LLC		10,451,222

Participant Loans	Various loans with interest rates of 8%	3,665,595

		$196,841,558

*	Indicates party-in-interest to the Plan.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Arkansas Best 401(k) Savings Plan

/s/ Judy R. McReynolds

June 24, 2005	Judy R. McReynolds
Vice President and Controller

EXHIBIT INDEX

Exhibit Number	Seq. Description	Page No.

23.1	Consent of BKD LLP	11